EXHIBIT 1

VocalTec Announces First Quarter 2006 Results Tuesday June 6, 7:35 pm ET

HERZLIA, Israel - (BUSINESS WIRE) - June 6, 2006 - VocalTec Communications Ltd. (Nasdaq: VOCL) (the "Company"), a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, today reported results for the quarter ended March 31, 2006.

Results reflect the business combination of VocalTec and Tdsoft Ltd., an Israeli privately-held company, which was completed in November 2005. Revenues for the prior periods are comprised primarily of the operations of Tdsoft only.

Revenues for the first quarter of 2006 were $1.7 million, representing a 14% increase compared to $1.5 million in the fourth quarter of 2005 and a 64% increase from $1.0 million in the first quarter of 2005.

Operating expenses were $2.9 million in the first quarter of 2006. Excluding the effect of share-based compensation expense, operating expenses were $2.6 million. This compares with $2.8 million in the fourth quarter of 2005 and $2.1 million in the first quarter of 2005.

Net loss in the first quarter of 2006 was $2.0 million. Excluding the effect of share-based compensation expense, net loss for the first quarter of 2006 was $1.8 million. This compares to a net loss of $2.7 million in the fourth quarter of 2005 and a net loss of $1.5 million in the first quarter of 2005.

Gross margin, excluding the effect of amortization of intangible assets was 57% in the first quarter of 2006, compared to 53% in the fourth quarter of 2005 (excluding the effect of an inventory write-off), and 64% in the first quarter of 2005. The sequential increase in gross margin in the first quarter of 2006 was primarily the result of the Company's product mix during the quarter.

As of March 31, 2006, cash and cash equivalents amounted to $2.7 million, compared with $5.3 million at the end of the fourth quarter of 2005. The Company's cash position as of December 31, 2005 included $153,000 of restricted cash. The decrease in cash during the first quarter was the result of several factors, including cash burn from operations, an increase in working capital to fund the company's enhanced sales and marketing activities, and an extraordinary, one-time payment of $0.9 million related to the merger and the integration process. On May 24, 2006, the Company completed a private placement sale to institutional investors of 935,000 ordinary shares and warrants to purchase up to an aggregate of 374,000 ordinary shares. The Company received $4.7 million net of expenses from this private placement.

Commenting on the results, Yosi Albagli, the Company's Chief Executive Officer, said, "This quarter, we began to realize the many benefits of our business combination with Tdsoft, and I am pleased to report that the integration, as well as the introduction of our combined product offering, are proceeding according to plan. In addition to the continued integration efforts, we are focusing on leveraging all of our synergies to achieve improved operational performance and continue to provide differentiated products to compete effectively in the Voice-over-IP (VoIP) market going forward."

Mr. Albagli added: "During the quarter, we introduced our expanded suite of network connectivity solutions, which enable the flexible deployment of next-generation networks (NGNs). We intend to offer these products to an expanded base of customers and channel partners throughout the world. During the quarter, we continued our efforts to leverage our brand equity to increase awareness and interest in our product suite among carriers. As part of such efforts, we participated in three important industry exhibitions: VON Spring in San Jose, 21st Century Communications in London and Sviaz / Expo Comm in Moscow.


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Our international expansion efforts are also starting to take hold. We made substantial progress with several important customers and channel partners. We announced the sale of our Essentra product to a Governmental Telecom Organization in India this quarter, and are encouraged by the potential to further grow our presence in India. We also formed a partnership agreement with Cross Communications, a leading equipment distributor in Russia, which will help us expand our presence in the important Russian market".

He concluded, "With our integration proceeding according to plan, we believe we are well positioned to continue growing our business, and remain on track to capitalize on our strengthened competitive position. As the market for VoIP continues to mature, we believe we have the infrastructure in place to continue offering cutting-edge solutions, and we are excited about our prospects for continued growth."

About VocalTec

VocalTec Communications (Nasdaq: VOCL - NEWS) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and Telecom Italia San Marino. Following its 2005 business combination with Tdsoft, a leading provider of VoIP gateways, VocalTec is led by a new management team comprised of respected industry veterans. The company's investors include Cisco Systems, HarbourVest Partners, LibertyView and Deutsche Telekom.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company and Tdsoft Ltd. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.


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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             Reconciliation of GAAP to NON-GAAP Operating Results *
                      All data in thousands of U.S. dollars

                                       Three months ended
                                           March 31,
                        ------------------------------------------------
                                       2006                        2005
                        ----------------------------------        ------
                                          (Unaudited)
                        ------------------------------------------------
                                     Non GAAP
                                    adjustment     Non GAAP
                     GAAP results  share-based     results      GAAP results
                    (as reported)  compensation*  Pro Forma    (as reported)
                        ------        ------        ------        ------
Sales
   Products                931             -           931           862
   Services                748             -           748           164
                        ------        ------        ------        ------
                         1,679                       1,679         1,026
                        ------        ------        ------        ------
Cost of Sales
   Products                545             2           543           341
   Services                184             -           184            24
                        ------        ------        ------        ------
                           729             2           727           365
   Amortization
    of intangible
    assets                  98             -            98            52
                        ------        ------        ------        ------
                           827             2           825           417
                        ------        ------        ------        ------
     Gross profit          852            (2)          854           609
                        ------        ------        ------        ------

Operating
 Expenses
  Research and
   development,
   net                   1,298            60         1,238         1,245
  Selling and
   Marketing               782            28           754           618
  General and
   administrative          664           157           507           250
  Amortization of
   acquired
   intangibles             138             -           138             -
                        ------        ------        ------        ------
    Total
     Operating
     Expenses            2,882           245         2,637         2,113
                        ------        ------        ------        ------

    Operating
     loss               (2,030)          247        (1,783)       (1,504)
                        ------        ------        ------        ------

Other income
 (expense), net                                                       13
Financial income
 (expense), net             28             -            28            39
                        ------        ------        ------        ------
Net loss                (2,002)          247        (1,755)       (1,452)
                        ======        ======        ======        ======

* To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation in accordance with SFAS 123R. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management, and investors as these NON- GAAP results exclude the expense we recorded for share-based compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.


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                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                    March 31       December 31
                                                      2006            2005
                                                   ----------        -------
Current Assets
  Cash and cash equivalents                             2,703          5,138
  Restricted cash                                                        153
  Trade receivables, net                                1,158            575
  Other receivables                                     1,413          1,387
  Severance pay funds                                     742            338
  Inventories                                           1,068            951
                                                   ----------        -------
       Total Current Assets                             7,084          8,542
                                                   ----------        -------

Severance pay funds                                     1,199          1,628
                                                   ----------        -------

Equipment, net                                          1,129          1,082
                                                   ----------        -------

Intangible assets, net                                  3,718          3,953
                                                   ----------        -------

Goodwill                                                7,023          7,237
                                                   ----------        -------


                Total Assets                           20,153         22,442
                                                   ==========        =======


Current Liabilities
  Trade payables                                        1,551          1,446
  Accrued expenses and other liabilities                3,362          4,128
  Accrued severance pay                                   766            841
  Loan from shareholder                                 1,049          1,031
  Deferred revenues                                       343            171
                                                   ----------        -------
                                                        7,071          7,617
                                                   ----------        -------

Long Term Liabilities
   Long-term other liabilities                             79            168
   Accrued severance pay                                1,829          1,794
                                                   ----------        -------
                                                        1,908          1,962
                                                   ----------        -------


          Total Liabilities                             8,979          9,579
                                                   ----------        -------


Shareholders' Equity
    Share capital
     Ordinary shares of NIS 0.13 par value:
      Authorized - 150,000,000 shares;
      Issued and Outstanding - 4,687,550
      and 4,661,627 shares as of March 31,
      2006 and December 31, 2005,
      respectively                                        155            155
   Additional paid-in capital                          79,973         79,660
   Accumulated deficit                                (68,954)       (66,952)
                                                   ----------        -------
        Total Shareholders' Equity                     11,174         12,863
                                                   ----------        -------

  Total Liabilities and Shareholders' Equity           20,153         22,442
                                                   ==========        =======


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CONTACT:
VocalTec Communications Ltd.
Gali Porat, +972-9-9703805
gali@vocaltec.com
 or
KCSA
Jeff Corbin, 212-896-1214
jcorbin@kcsa.com
 or
Lee Roth, 212-896-1209
lroth@kcsa.com



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